                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)


                           SYNAGRO TECHNOLOGIES, INC.
                           --------------------------
                                (Name of Issuer)

                         COMMON STOCK, $0.002 PAR VALUE
                         ------------------------------
                         (Title of Class of Securities)

                                    871562203
                                    ---------
                                 (CUSIP Number)

                              Linda D. Barker, Esq.
                               The TCW Group, Inc.
                      865 South Figueroa Street, Suite 1800
                          Los Angeles, California 90017
                                  213-244-0694
                                  ------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 AUGUST 14, 2000
                                 ---------------
                      (Date of Event Which Requires Filing
                               of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: / /

     NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 40 Pages)

-------------------                                         --------------------
CUSIP NO. 871562203                      13 D                 Page 2 of 40 Pages
-------------------                                         --------------------
--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
        The TCW Group, Inc.
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) / /
                                                                         (b) /X/
--------------------------------------------------------------------------------
3       SEC USE ONLY
--------------------------------------------------------------------------------
4       SOURCE OF FUNDS
        Not Applicable
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) OR 2(e)                                        / /
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Nevada
--------------------------------------------------------------------------------
          NUMBER OF            7      SOLE VOTING POWER
                                      0
            SHARES             -------------------------------------------------
                               8      SHARED VOTING POWER
         BENEFICIALLY                 580,665*
                               -------------------------------------------------
           OWNED BY            9      SOLE DISPOSITIVE POWER
                                      0
             EACH              -------------------------------------------------
       REPORTING PERSON        10     SHARED DISPOSITIVE POWER
             WITH                     580,665*
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        580,665*
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                                     /X/**
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        2.7%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON
        HC, CO
--------------------------------------------------------------------------------
*The Reporting Person owns no Common Stock. Numbers reflect the number of shares that the Reporting Person has a right to acquire through the conversion of Preferred Stock and the resulting voting and dispositive powers that will arise only if the shares are so acquired. See Item 5 of the text below. These shares do not include an indeterminate number of shares that might also be acquired on exercise of warrants that might be acquired, subject to conditions, in connection with future loans by the TCW/Agreement Parties. See Item 3.

**The aggregate amount in Row (11) excludes shares that the Reporting Person may be deemed to beneficially own as a member of those groups as to which the Reporting Person disclaims group membership in Item 5(a) of the text below.

-------------------                                         --------------------
CUSIP NO. 871562203                      13 D                 Page 3 of 40 Pages
-------------------                                         --------------------
--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
        Robert A. Day
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) / /
                                                                         (b) /X/
--------------------------------------------------------------------------------
3       SEC USE ONLY
--------------------------------------------------------------------------------
4       SOURCE OF FUNDS
        Not Applicable
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) OR 2(e)                                        / /
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        United States
--------------------------------------------------------------------------------
          NUMBER OF            7      SOLE VOTING POWER
                                      0
            SHARES             -------------------------------------------------
                               8      SHARED VOTING POWER
         BENEFICIALLY                 580,665*
                               -------------------------------------------------
           OWNED BY            9      SOLE DISPOSITIVE POWER
                                      0
             EACH              -------------------------------------------------
       REPORTING PERSON        10     SHARED DISPOSITIVE POWER
             WITH                     580,665*
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        580,665*
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                                     /X/**
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        2.7%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON
        IN, HC
--------------------------------------------------------------------------------
*The Reporting Person owns no Common Stock. Numbers reflect the number of shares that the Reporting Person has a right to acquire through the conversion of Preferred Stock and the resulting voting and dispositive powers that will arise only if the shares are so acquired. See Item 5 of the text below. These shares do not include an indeterminate number of shares that might also be acquired on exercise of warrants that might be acquired, subject to conditions, in connection with future loans by the TCW/Agreement Parties. See Item 3.

**The aggregate amount in Row (11) excludes shares that the Reporting Person may be deemed to beneficially own as a member of those groups as to which the Reporting Person disclaims group membership in Item 5(a) of the text below.

-------------------                                         --------------------
CUSIP NO. 871562203                      13 D                 Page 4 of 40 Pages
-------------------                                         --------------------
--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
        TCW Investment Management  Company
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) / /
                                                                         (b) /X/
--------------------------------------------------------------------------------
3       SEC USE ONLY
--------------------------------------------------------------------------------
4       SOURCE OF FUNDS
        Not Applicable
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) OR 2(e)                                        / /
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        California
--------------------------------------------------------------------------------
          NUMBER OF            7      SOLE VOTING POWER
                                      0
            SHARES             -------------------------------------------------
                               8      SHARED VOTING POWER
         BENEFICIALLY                 387,110*
                               -------------------------------------------------
           OWNED BY            9      SOLE DISPOSITIVE POWER
                                      0
             EACH              -------------------------------------------------
       REPORTING PERSON        10     SHARED DISPOSITIVE POWER
             WITH                     387,110*
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        387,110*
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                                     /X/**
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        1.8%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON
        HC, CO, IA
--------------------------------------------------------------------------------
*The Reporting Person owns no Common Stock. Numbers reflect the number of shares that the Reporting Person has a right to acquire through the conversion of Preferred Stock and the resulting voting and dispositive powers that will arise only if the shares are so acquired. See Item 5 of the text below. These shares do not include an indeterminate number of shares that might also be acquired on exercise of warrants that might be acquired, subject to conditions, in connection with future loans by the TCW/Agreement Parties. See Item 3.

**The aggregate amount in Row (11) excludes shares that the Reporting Person may be deemed to beneficially own as a member of those groups as to which the Reporting Person disclaims group membership in Item 5(a) of the text below.

-------------------                                         --------------------
CUSIP NO. 871562203                      13 D                 Page 5 of 40 Pages
-------------------                                         --------------------
--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
        TCW Asset Management Company
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) / /
                                                                         (b) /X/
--------------------------------------------------------------------------------
3       SEC USE ONLY
--------------------------------------------------------------------------------
4       SOURCE OF FUNDS
        Not Applicable
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) OR 2(e)                                        / /
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        California
--------------------------------------------------------------------------------
          NUMBER OF            7      SOLE VOTING POWER
                                      0
            SHARES             -------------------------------------------------
                               8      SHARED VOTING POWER
         BENEFICIALLY                 193,555*
                               -------------------------------------------------
           OWNED BY            9      SOLE DISPOSITIVE POWER
                                      0
             EACH              -------------------------------------------------
       REPORTING PERSON        10     SHARED DISPOSITIVE POWER
             WITH                     193,555*
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        193,555*
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                                     /X/**
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        0.9%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON
        HC, CO, IA
--------------------------------------------------------------------------------
*The Reporting Person owns no Common Stock. Numbers reflect the number of shares that the Reporting Person has a right to acquire through the conversion of Preferred Stock and the resulting voting and dispositive powers that will arise only if the shares are so acquired. See Item 5 of the text below. These shares do not include an indeterminate number of shares that might also be acquired on exercise of warrants that might be acquired, subject to conditions, in connection with future loans by the TCW/Agreement Parties. See Item 3.

**The aggregate amount in Row (11) excludes shares that the Reporting Person may be deemed to beneficially own as a member of those groups as to which the Reporting Person disclaims group membership in Item 5(a) of the text below.

-------------------                                         --------------------
CUSIP NO. 871562203                      13 D                 Page 6 of 40 Pages
-------------------                                         --------------------
--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
        TCW/Crescent Mezzanine II, LLC
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) / /
                                                                         (b) /X/
--------------------------------------------------------------------------------
3       SEC USE ONLY
--------------------------------------------------------------------------------
4       SOURCE OF FUNDS
        Not Applicable
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) OR 2(e)                                        / /
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
--------------------------------------------------------------------------------
          NUMBER OF            7      SOLE VOTING POWER
                                      0
            SHARES             -------------------------------------------------
                               8      SHARED VOTING POWER
         BENEFICIALLY                 2,321,120*
                               -------------------------------------------------
           OWNED BY            9      SOLE DISPOSITIVE POWER
                                      0
             EACH              -------------------------------------------------
       REPORTING PERSON        10     SHARED DISPOSITIVE POWER
             WITH                     2,321,120*
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        2,321,120*
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                                     /X/**
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        10.4%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON
        OO, IA
--------------------------------------------------------------------------------
*The Reporting Person owns no Common Stock. Numbers reflect the number of shares that the Reporting Person has a right to acquire through the conversion of Preferred Stock and the resulting voting and dispositive powers that will arise only if the shares are so acquired. See Item 5 of the text below. These shares do not include an indeterminate number of shares that might also be acquired on exercise of warrants that might be acquired, subject to conditions, in connection with future loans by the TCW/Agreement Parties. See Item 3.

**The aggregate amount in Row (11) excludes shares that the Reporting Person may be deemed to beneficially own as a member of those groups as to which the Reporting Person disclaims group membership in Item 5(a) of the text below.

-------------------                                         --------------------
CUSIP NO. 871562203                      13 D                 Page 7 of 40 Pages
-------------------                                         --------------------
--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
        TCW/Crescent Mezzanine Partners II, L.P.
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) / /
                                                                         (b) /X/
--------------------------------------------------------------------------------
3       SEC USE ONLY
--------------------------------------------------------------------------------
4       SOURCE OF FUNDS
        WC
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) OR 2(e)                                        / /
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
--------------------------------------------------------------------------------
          NUMBER OF            7      SOLE VOTING POWER
                                      0
            SHARES             -------------------------------------------------
                               8      SHARED VOTING POWER
         BENEFICIALLY                 1,868,255*
                               -------------------------------------------------
           OWNED BY            9      SOLE DISPOSITIVE POWER
                                      0
             EACH              -------------------------------------------------
       REPORTING PERSON        10     SHARED DISPOSITIVE POWER
             WITH                     1,868,255*
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        1,868,255*
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                                     /X/**
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        8.4%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON
        PN
--------------------------------------------------------------------------------
*The Reporting Person owns no Common Stock. Numbers reflect the number of shares that the Reporting Person has a right to acquire through the conversion of Preferred Stock and the resulting voting and dispositive powers that will arise only if the shares are so acquired. See Item 5 of the text below. These shares do not include an indeterminate number of shares that might also be acquired on exercise of warrants that might be acquired, subject to conditions, in connection with future loans by the TCW/Agreement Parties. See Item 3.

**The aggregate amount in Row (11) excludes shares that the Reporting Person may be deemed to beneficially own as a member of those groups as to which the Reporting Person disclaims group membership in Item 5(a) of the text below.

-------------------                                         --------------------
CUSIP NO. 871562203                      13 D                 Page 8 of 40 Pages
-------------------                                         --------------------
--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
        TCW/Crescent Mezzanine Trust II
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) / /
                                                                         (b) /X/
--------------------------------------------------------------------------------
3       SEC USE ONLY
--------------------------------------------------------------------------------
4       SOURCE OF FUNDS
        WC
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) OR 2(e)                                        / /
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
--------------------------------------------------------------------------------
          NUMBER OF            7      SOLE VOTING POWER
                                      0
            SHARES             -------------------------------------------------
                               8      SHARED VOTING POWER
         BENEFICIALLY                 452,865*
                               -------------------------------------------------
           OWNED BY            9      SOLE DISPOSITIVE POWER
                                      0
             EACH              -------------------------------------------------
       REPORTING PERSON        10     SHARED DISPOSITIVE POWER
             WITH                     452,865*
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        452,865*
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                                     /X/**
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        2.0%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON
        OO
--------------------------------------------------------------------------------
*The Reporting Person owns no Common Stock. Numbers reflect the number of shares that the Reporting Person has a right to acquire through the conversion of Preferred Stock and the resulting voting and dispositive powers that will arise only if the shares are so acquired. See Item 5 of the text below. These shares do not include an indeterminate number of shares that might also be acquired on exercise of warrants that might be acquired, subject to conditions, in connection with future loans by the TCW/Agreement Parties. See Item 3.

**The aggregate amount in Row (11) excludes shares that the Reporting Person may be deemed to beneficially own as a member of those groups as to which the Reporting Person disclaims group membership in Item 5(a) of the text below.

-------------------                                         --------------------
CUSIP NO. 871562203                      13 D                 Page 9 of 40 Pages
-------------------                                         --------------------
--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
        TCW Leveraged Income Trust, L.P.
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) / /
                                                                         (b) /X/
--------------------------------------------------------------------------------
3       SEC USE ONLY
--------------------------------------------------------------------------------
4       SOURCE OF FUNDS
        WC
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) OR 2(e)                                        / /
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
--------------------------------------------------------------------------------
          NUMBER OF            7      SOLE VOTING POWER
                                      0
            SHARES             -------------------------------------------------
                               8      SHARED VOTING POWER
         BENEFICIALLY                 193,555*
                               -------------------------------------------------
           OWNED BY            9      SOLE DISPOSITIVE POWER
                                      0
             EACH              -------------------------------------------------
       REPORTING PERSON        10     SHARED DISPOSITIVE POWER
             WITH                     193,555*
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        193,555*
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                                     /X/**
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        0.9%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON
        PN
--------------------------------------------------------------------------------
*The Reporting Person owns no Common Stock. Numbers reflect the number of shares that the Reporting Person has a right to acquire through the conversion of Preferred Stock and the resulting voting and dispositive powers that will arise only if the shares are so acquired. See Item 5 of the text below. These shares do not include an indeterminate number of shares that might also be acquired on exercise of warrants that might be acquired, subject to conditions, in connection with future loans by the TCW/Agreement Parties. See Item 3.

**The aggregate amount in Row (11) excludes shares that the Reporting Person may be deemed to beneficially own as a member of those groups as to which the Reporting Person disclaims group membership in Item 5(a) of the text below.

-------------------                                         --------------------
CUSIP NO. 871562203                      13 D                Page 10 of 40 Pages
-------------------                                         --------------------
--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
        TCW Leveraged Income Trust II, L.P.
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) / /
                                                                         (b) /X/
--------------------------------------------------------------------------------
3       SEC USE ONLY
--------------------------------------------------------------------------------
4       SOURCE OF FUNDS
        WC
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) OR 2(e)                                        / /
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
--------------------------------------------------------------------------------
          NUMBER OF            7      SOLE VOTING POWER
                                      0
            SHARES             -------------------------------------------------
                               8      SHARED VOTING POWER
         BENEFICIALLY                 193,555*
                               -------------------------------------------------
           OWNED BY            9      SOLE DISPOSITIVE POWER
                                      0
             EACH              -------------------------------------------------
       REPORTING PERSON        10     SHARED DISPOSITIVE POWER
             WITH                     193,555*
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        193,555*
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                                     /X/**
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        0.9%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON
        PN
--------------------------------------------------------------------------------
*The Reporting Person owns no Common Stock. Numbers reflect the number of shares that the Reporting Person has a right to acquire through the conversion of Preferred Stock and the resulting voting and dispositive powers that will arise only if the shares are so acquired. See Item 5 of the text below. These shares do not include an indeterminate number of shares that might also be acquired on exercise of warrants that might be acquired, subject to conditions, in connection with future loans by the TCW/Agreement Parties. See Item 3.

**The aggregate amount in Row (11) excludes shares that the Reporting Person may be deemed to beneficially own as a member of those groups as to which the Reporting Person disclaims group membership in Item 5(a) of the text below.

-------------------                                         --------------------
CUSIP NO. 871562203                      13 D                Page 11 of 40 Pages
-------------------                                         --------------------
--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
        TCW Leveraged Income Trust IV, L.P.
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) / /
                                                                         (b) /X/
--------------------------------------------------------------------------------
3       SEC USE ONLY
--------------------------------------------------------------------------------
4       SOURCE OF FUNDS
        WC
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) OR 2(e)                                        / /
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
--------------------------------------------------------------------------------
          NUMBER OF            7      SOLE VOTING POWER
                                      0
            SHARES             -------------------------------------------------
                               8      SHARED VOTING POWER
         BENEFICIALLY                 193,555*
                               -------------------------------------------------
           OWNED BY            9      SOLE DISPOSITIVE POWER
                                      0
             EACH              -------------------------------------------------
       REPORTING PERSON        10     SHARED DISPOSITIVE POWER
             WITH                     193,555*
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        193,555*
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                                     /X/**
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        0.9%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON
        PN
--------------------------------------------------------------------------------
*The Reporting Person owns no Common Stock. Numbers reflect the number of shares that the Reporting Person has a right to acquire through the conversion of Preferred Stock and the resulting voting and dispositive powers that will arise only if the shares are so acquired. See Item 5 of the text below. These shares do not include an indeterminate number of shares that might also be acquired on exercise of warrants that might be acquired, subject to conditions, in connection with future loans by the TCW/Agreement Parties. See Item 3.

**The aggregate amount in Row (11) excludes shares that the Reporting Person may be deemed to beneficially own as a member of those groups as to which the Reporting Person disclaims group membership in Item 5(a) of the text below.

-------------------                                         --------------------
CUSIP NO. 871562203                      13 D                Page 12 of 40 Pages
-------------------                                         --------------------
--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
        TCW Advisers (Bermuda) Ltd.
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) / /
                                                                         (b) /X/
--------------------------------------------------------------------------------
3       SEC USE ONLY
--------------------------------------------------------------------------------
4       SOURCE OF FUNDS
        Not Applicable
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) OR 2(e)                                        / /
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Bermuda
--------------------------------------------------------------------------------
          NUMBER OF            7      SOLE VOTING POWER
                                      0
            SHARES             -------------------------------------------------
                               8      SHARED VOTING POWER
         BENEFICIALLY                 387,110*
                               -------------------------------------------------
           OWNED BY            9      SOLE DISPOSITIVE POWER
                                      0
             EACH              -------------------------------------------------
       REPORTING PERSON        10     SHARED DISPOSITIVE POWER
             WITH                     387,110*
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        387,110*
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                                     /X/**
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        1.8%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON
        CO
--------------------------------------------------------------------------------
*The Reporting Person owns no Common Stock. Numbers reflect the number of shares that the Reporting Person has a right to acquire through the conversion of Preferred Stock and the resulting voting and dispositive powers that will arise only if the shares are so acquired. See Item 5 of the text below. These shares do not include an indeterminate number of shares that might also be acquired on exercise of warrants that might be acquired, subject to conditions, in connection with future loans by the TCW/Agreement Parties. See Item 3.

**The aggregate amount in Row (11) excludes shares that the Reporting Person may be deemed to beneficially own as a member of those groups as to which the Reporting Person disclaims group membership in Item 5(a) of the text below.

-------------------                                         --------------------
CUSIP NO. 871562203                      13 D                Page 13 of 40 Pages
-------------------                                         --------------------
--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
        TCW/Crescent Mezzanine II, L.P.
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) / /
                                                                         (b) /X/
--------------------------------------------------------------------------------
3       SEC USE ONLY
--------------------------------------------------------------------------------
4       SOURCE OF FUNDS
        Not Applicable
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) OR 2(e)                                        / /
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
--------------------------------------------------------------------------------
          NUMBER OF            7      SOLE VOTING POWER
                                      0
            SHARES             -------------------------------------------------
                               8      SHARED VOTING POWER
         BENEFICIALLY                 2,321,120*
                               -------------------------------------------------
           OWNED BY            9      SOLE DISPOSITIVE POWER
                                      0
             EACH              -------------------------------------------------
       REPORTING PERSON        10     SHARED DISPOSITIVE POWER
             WITH                     2,321,120*
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        2,321,120*
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                                     /X/**
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        10.4%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON
        PN
--------------------------------------------------------------------------------
*The Reporting Person owns no Common Stock. Numbers reflect the number of shares that the Reporting Person has a right to acquire through the conversion of Preferred Stock and the resulting voting and dispositive powers that will arise only if the shares are so acquired. See Item 5 of the text below. These shares do not include an indeterminate number of shares that might also be acquired on exercise of warrants that might be acquired, subject to conditions, in connection with future loans by the TCW/Agreement Parties. See Item 3.

**The aggregate amount in Row (11) excludes shares that the Reporting Person may be deemed to beneficially own as a member of those groups as to which the Reporting Person disclaims group membership in Item 5(a) of the text below.

-------------------                                         --------------------
CUSIP NO. 871562203                      13 D                Page 14 of 40 Pages
-------------------                                         --------------------
--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
        TCW (LINC II), L.P.
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) / /
                                                                         (b) /X/
--------------------------------------------------------------------------------
3       SEC USE ONLY
--------------------------------------------------------------------------------
4       SOURCE OF FUNDS
        Not Applicable
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) OR 2(e)                                        / /
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
--------------------------------------------------------------------------------
          NUMBER OF            7      SOLE VOTING POWER
                                      0
            SHARES             -------------------------------------------------
                               8      SHARED VOTING POWER
         BENEFICIALLY                 193,555*
                               -------------------------------------------------
           OWNED BY            9      SOLE DISPOSITIVE POWER
                                      0
             EACH              -------------------------------------------------
       REPORTING PERSON        10     SHARED DISPOSITIVE POWER
             WITH                     193,555*
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        193,555*
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                                     /X/**
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        0.9%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON
        PN
--------------------------------------------------------------------------------
*The Reporting Person owns no Common Stock. Numbers reflect the number of shares that the Reporting Person has a right to acquire through the conversion of Preferred Stock and the resulting voting and dispositive powers that will arise only if the shares are so acquired. See Item 5 of the text below. These shares do not include an indeterminate number of shares that might also be acquired on exercise of warrants that might be acquired, subject to conditions, in connection with future loans by the TCW/Agreement Parties. See Item 3.

**The aggregate amount in Row (11) excludes shares that the Reporting Person may be deemed to beneficially own as a member of those groups as to which the Reporting Person disclaims group membership in Item 5(a) of the text below.

-------------------                                         --------------------
CUSIP NO. 871562203                      13 D                Page 15 of 40 Pages
-------------------                                         --------------------
--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
        TCW (LINC IV), LLC
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) / /
                                                                         (b) /X/
--------------------------------------------------------------------------------
3       SEC USE ONLY
--------------------------------------------------------------------------------
4       SOURCE OF FUNDS
        Not Applicable
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) OR 2(e)                                        / /
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
--------------------------------------------------------------------------------
          NUMBER OF            7      SOLE VOTING POWER
                                      0
            SHARES             -------------------------------------------------
                               8      SHARED VOTING POWER
         BENEFICIALLY                 193,555*
                               -------------------------------------------------
           OWNED BY            9      SOLE DISPOSITIVE POWER
                                      0
             EACH              -------------------------------------------------
       REPORTING PERSON        10     SHARED DISPOSITIVE POWER
             WITH                     193,555*
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        193,555*
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                                     /X/**
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        0.9%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON
        OO
--------------------------------------------------------------------------------
*The Reporting Person owns no Common Stock. Numbers reflect the number of shares that the Reporting Person has a right to acquire through the conversion of Preferred Stock and the resulting voting and dispositive powers that will arise only if the shares are so acquired. See Item 5 of the text below. These shares do not include an indeterminate number of shares that might also be acquired on exercise of warrants that might be acquired, subject to conditions, in connection with future loans by the TCW/Agreement Parties. See Item 3.

**The aggregate amount in Row (11) excludes shares that the Reporting Person may be deemed to beneficially own as a member of those groups as to which the Reporting Person disclaims group membership in Item 5(a) of the text below.

-------------------                                         --------------------
CUSIP NO. 871562203                      13 D                Page 16 of 40 Pages
-------------------                                         --------------------
--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
        TCW CRESCENT MEZZANINE, LLC
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) / /
                                                                         (b) /X/
--------------------------------------------------------------------------------
3       SEC USE ONLY
--------------------------------------------------------------------------------
4       SOURCE OF FUNDS
        Not Applicable
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) OR 2(e)                                        / /
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
--------------------------------------------------------------------------------
          NUMBER OF            7      SOLE VOTING POWER
                                      0
            SHARES             -------------------------------------------------
                               8      SHARED VOTING POWER
         BENEFICIALLY                 2,321,120*
                               -------------------------------------------------
           OWNED BY            9      SOLE DISPOSITIVE POWER
                                      0
             EACH              -------------------------------------------------
       REPORTING PERSON        10     SHARED DISPOSITIVE POWER
             WITH                     2,321,120*
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        2,321,120*
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                                     /X/**
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        10.4%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON
        OO
--------------------------------------------------------------------------------
*The Reporting Person owns no Common Stock. Numbers reflect the number of shares that the Reporting Person has a right to acquire through the conversion of Preferred Stock and the resulting voting and dispositive powers that will arise only if the shares are so acquired. See Item 5 of the text below. These shares do not include an indeterminate number of shares that might also be acquired on exercise of warrants that might be acquired, subject to conditions, in connection with future loans by the TCW/Agreement Parties. See Item 3.

**The aggregate amount in Row (11) excludes shares that the Reporting Person may be deemed to beneficially own as a member of those groups as to which the Reporting Person disclaims group membership in Item 5(a) of the text below.

ITEM 1.  SECURITY AND ISSUER

     This Statement relates to the Common Stock, par value $0.002 per share (the "Common Stock"), of Synagro Technologies, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive office of the Issuer is 1800 Bering Drive, Suite 100, Houston, TX 77057.

ITEM 2.  IDENTITY AND BACKGROUND

     This Statement is filed on behalf of

     1)   The TCW Group, Inc. ("TCWG"), a Nevada corporation;

     2)   Robert A. Day, an individual;

     3) TCW Investment Management Company ("TIMCO"), a California corporation and wholly-owned subsidiary of TCWG;

     4) TCW Asset Management Company ("TAMCO"), a California corporation and wholly-owned subsidiary of TCWG;

     5) TCW/Crescent Mezzanine II, LLC ("MEZZANINE II LLC"), a Delaware limited liability company of which TCW Crescent Mezzanine, LLC ("MEZZANINE LLC"), is the managing owner;

     6) TCW/Crescent Mezzanine Partners II, L.P. ("MEZZANINE II"), a Delaware limited partnership of which TCW/Crescent Mezzanine II, L.P. ("CM II"), a Delaware limited partnership, is the general partner and MEZZANINE II LLC, is the investment advisor;

     7) TCW/Crescent Mezzanine Trust II ("MEZZANINE TRUST II"), a Delaware business trust of which Wilmington Trust Co. ("Wilmington Trust"), a Delaware corporation, is the trustee, CM II is the managing owner, and MEZZANINE II LLC is the investment advisor;

     8) TCW Leveraged Income Trust, L.P. ("LINC"), a Delaware limited partnership of which TCW Advisers (Bermuda) Ltd. ("Advisers Bermuda"), a Bermuda corporation, is the general partner and TIMCO is the investment advisor;

     9) TCW Leveraged Income Trust II, L.P. ("LINC II"), a Delaware limited partnership of which TCW (LINC II), L.P. ("TCWLINC II"), a Delaware limited partnership, is the general partner and TIMCO is the investment advisor;

     10) TCW Leveraged Income Trust IV, L.P. ("LINC IV"), a Delaware limited partnership of which TCW (LINC IV), LLC ("TCWLINC IV"), a Delaware limited liability company, is the general partner and TAMCO is the investment advisor;

     11)  Advisers Bermuda, a wholly-owned subsidiary of TCWG;

     12)  CM II, of which MEZZANINE LLC is the General Partner;

     13)  TCWLINC II, of which Advisers Bermuda is the General Partner;

     14)  TCWLINC IV, of which TAMCO is the Managing Member; and

     15) MEZZANINE LLC, the business, property and affairs of which are managed exclusively by its Board of Directors.

     TCWG, Robert Day, TIMCO, TAMCO, MEZZANINE II LLC, Advisers Bermuda, CM II, TCWLINC II and TCWLINC IV are referred to herein as the "TCW Related Entities". MEZZANINE II, MEZZANINE TRUST II, LINC, LINC II and LINC IV are parties to the Stockholders Agreement, dated as of August 14, 2000 (the "Stockholders Agreement"), and are referred to herein as the "TCW/Agreement Parties". Other unaffiliated parties are also parties to the Stockholders Agreement (the "GTCR Entities"). The participation by the TCW/Agreement Parties in the Stockholders Agreement was a condition to the TCW/Agreement Parties' acquisition of their interests in the Issuer. The TCW Related Entities and the TCW/Agreement Parties are hereinafter collectively referred to as the "Reporting Persons". Each of the Reporting Persons may be deemed to be a part of one or more "groups" for purposes of Regulation 13D-G promulgated under the Securities Exchange Act of 1934, but disclaims that status.

     (a) - (c) & (f) [Identification of Reporting Persons]

     TCWG is a holding company of entities involved in the principal business of providing investment advice and management services. TIMCO, TAMCO and MEZZANINE II LLC are investment advisors and provide investment advice and management services to institutional and individual investors. The principal business of the TCW/Agreement Parties is to make investments in securities, including common and preferred stock and other interests in business organizations with the principal objective of appreciation of capital invested. Advisers Bermuda, CM II, MEZZANINE LLC, TCWLINC II and TCWLINC IV are entities that operate in furtherance of investment objectives of the TCW/Agreement Parties.

     The address of the principal business and principal office for TCWG, Robert Day, TIMCO and TAMCO is 865 South Figueroa Street, Suite 1800, Los Angeles, California 90017. The address of the principal business and principal office for MEZZANINE II LLC, MEZZANINE LLC, CM II, TCWLINC II, TCWLINC IV and the TCW/Agreement Parties is 11100 Santa Monica Boulevard, Suite 2000, Los Angeles, California 90025. The address of the principal business and principal office for Advisers Bermuda is c/o Codan Services Limited, Clarendon House, 2 Church Street, P.O. Box HM 1022, Hamilton HM DX Bermuda.

     (i) TCWG. The executive officers of TCWG are listed below. The directors are listed on Schedule I hereto. The principal business address for each executive officer is 865 South Figueroa Street, Suite 1800, Los Angeles, California 90017. Each executive officer is a citizen of the United States of America unless otherwise specified below:

EXECUTIVE OFFICERS
-------------------

Robert A. Day                     Chairman of the Board & Chief
                                  Executive Officer

Ernest O. Ellison                 Vice Chairman

Thomas E. Larkin, Jr.             Vice Chairman

Marc I. Stern                     President

Alvin R. Albe, Jr.                Executive Vice President

William C. Sonneborn              Executive Vice President &
                                  Assistant Secretary

Michael E. Cahill                 Managing Director, General
                                  Counsel & Secretary

David S. DeVito                   Managing Director and Chief Financial
                                  Officer & Assistant Secretary

     Schedule I attached hereto and incorporated herein sets forth with respect to each director of TCWG his name, residence or business address, citizenship, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

     (ii) ROBERT A. DAY. Mr. Day acts as Chairman of the Board and Chief Executive Officer of TCWG. Additionally, Mr. Day may be deemed to control TCWG, although he disclaims control and disclaims beneficial ownership of any securities owned by the Reporting Persons.

     (iii) TIMCO. The directors and executive officers of TIMCO are listed below. The principal address for each executive officer and director is 865 South Figueroa Street, Suite 1800, Los Angeles, California 90017. Each director and executive officer is a citizen of the United States of America unless otherwise specified below:

DIRECTORS
---------
Alvin R. Albe, Jr.                Director

Thomas E. Larkin, Jr.             Director

Marc L. Stern                     Director, Chairman


EXECUTIVE OFFICERS
------------------
Marc L. Stern                     Chairman

Alvin R. Albe, Jr.                President & Chief Executive Officer

Thomas E. Larkin, Jr.             Vice Chairman

Ernest O. Ellison                 Chairman, Investment Policy Committee

William C. Sonneborn              Executive Vice President & Assistant Secretary

Michael E. Cahill                 Managing Director, General Counsel & Secretary

David S. DeVito                   Managing Director, Chief Financial Officer &
                                  Assistant Secretary

     (iv) TAMCO. The executive officers of TAMCO are listed below. The directors are listed on Schedule II hereto. The principal address for each executive officer and director is 865 South Figueroa Street, Suite 1800, Los Angeles, California 90017. Each executive officer is a citizen of the United States of America unless otherwise specified below:


EXECUTIVE OFFICERS
------------------
Robert A. Day                  Chairman of the Board & Chief Executive Officer

Thomas E. Larkin, Jr.          Vice Chairman

Marc L. Stern                  President & Vice Chairman

Alvin R. Albe, Jr.             Executive Vice President

Mark W. Gibello                Executive Vice President

William C. Sonneborn           Executive Vice President & Assistant Secretary

Ernest O. Ellison              Chairman, Investment Policy Committee

Michael E. Cahill              Managing Director, General Counsel & Secretary

David S. DeVito                Managing Director, Chief Financial Officer &
                               Assistant Secretary

     Schedule II attached hereto and incorporated herein sets forth the names of the directors of TAMCO.

     (v) MEZZANINE II LLC. MEZZANINE II LLC is a limited liability company whose managing member is MEZZANINE LLC.

     The directors and the executive officers of MEZZANINE LLC are listed below. The principal address for Messrs. Attanasio, Beyer and Chapus is 11100 Santa Monica Boulevard, Suite 2000, Los Angeles, California 90025. The principal address for Messrs. Sonneborn, Stern, Cahill and DeVito is 865 South Figueroa Street, Suite 1800, Los Angeles, CA 90017. The principal address for Messrs. Hicks and Furst is 200 Crescent Court, Suite 1600, Dallas, Texas 75201. Each director and executive officer is a citizen of the United States of America unless otherwise specified below:


DIRECTORS
---------
Mark L. Attanasio                Director

Robert D. Beyer                  Chairman, Director

Jean-Marc Chapus                 Director

Jack D. Furst                    Director

Thomas O. Hicks                  Director

William C. Sonneborn             Director

Marc I. Stern                    Director

EXECUTIVE OFFICERS
------------------
Robert D. Beyer                  Chairman and Portfolio Manager

Jean-Marc Chapus                 Chief Executive Officer, President and
                                 Portfolio Manager

Mark L. Attanasio                Managing Director and Portfolio Manager

Michael E. Cahill                Managing Director, General Counsel & Secretary

David S. DeVito                  Managing Director, Chief Financial Officer &
                                 Assistant Secretary

     (vi) MEZZANINE II. MEZZANINE II is a limited partnership whose general partner is CM II. The general partner of CM II is MEZZANINE LLC. The directors and executive officers of MEZZANINE LLC are set forth in clause (v) above which is hereby incorporated by this reference.

     (vii) MEZZANINE TRUST II. MEZZANINE TRUST II is a Delaware business trust of which Wilmington Trust is the trustee and CM II is the managing owner. The general partner of CM II is MEZZANINE LLC. The directors and executive officers of MEZZANINE LLC are set forth in clause (v) above which is hereby incorporated by this reference.

     (viii) LINC. LINC is a limited partnership whose general partner is Advisers Bermuda. The directors and executive officers of Advisers Bermuda are listed below. The principal address for Messrs. Albe, Cahill and Sonneborn is 865 South Figueroa Street, Suite 1800, Los Angeles, CA 90017. The principal address for Messrs. Collis, Doyle, Macdonald and Ashford is c/o Codan Services Limited, Clarendon House, 2 Church Street, P.O. Box HM 1022, Hamilton HM DX Bermuda. Each director and executive officer is a citizen of the United States of America unless otherwise specified below:

DIRECTORS
---------
Alvin R. Albe, Jr.                Director, Chairman

Michael E. Cahill                 Director

Charles G. Collis*                Director

David J. Doyle*                   Director

James M. Macdonald*               Director

EXECUTIVE OFFICERS
------------------
Alvin R. Albe, Jr.                Chairman and President
William C. Sonneborn              Managing Director & Chief Financial Officer
Michael E. Cahill                 Managing Director & General Counsel
Michael Ashford*                  Secretary

*Citizen of Great Britain

     (ix) LINC II. LINC II is a limited partnership whose general partner is TCWLINC II. The general partner of TCWLINC II is Advisers Bermuda. The directors and executive officers of Advisers Bermuda are set forth in clause (viii) above which is hereby incorporated by this reference. The principal address for each executive officer and director is 11100 Santa Monica Boulevard, Suite 2000, Los Angeles, California 90025. Each director and executive officer is a citizen of the United States of America unless otherwise specified therein.

     (x) LINC IV. LINC IV is a limited partnership whose general partner is TCWLINC IV. The managing member of TCWLINC IV is TAMCO. The directors and executive officers of TAMCO are set forth in clause (iv) above which is hereby incorporated by this reference. The principal address for each executive officer and director is 865 South Figueroa Street, Suite 1800, Los Angeles, California 90017. Each director and executive officer is a citizen of the United States of America unless otherwise specified therein.

     (xi) ADVISERS BERMUDA. Advisers Bermuda is a corporation which is wholly owned by TCWG. The directors and executive officers of Advisers Bermuda and their addresses are set forth in clause (viii) above which is hereby incorporated by this reference. Each director and executive officer is a citizen of the United States of America unless otherwise specified therein.

     (xii) CM II. CM II is a limited partnership whose general partner is MEZZANINE LLC. The directors and executive officers of MEZZANINE LLC are set forth in clause (v) above which is hereby incorporated by this reference. The principal address for each executive officer and director is 11100 Santa Monica Boulevard, Suite 2000, Los Angeles, California 90025. Each director and executive officer is a citizen of the United States of America unless otherwise specified therein.

     (xiii) TCWLINC II. TCWLINC II is a limited partnership whose general partner is Advisers Bermuda. The directors and executive officers of Advisers Bermuda and their addresses are set forth in clause (viii) above which is hereby incorporated by this reference. Each director and executive officer is a citizen of the United States of America unless otherwise specified therein.

     (xiv) TCWLINC IV. TCWLINC IV is a limited liability company whose managing member is TAMCO. The directors and executive officers of TAMCO are set forth in clause (iv) above which is hereby incorporated by this reference. The principal address for each executive officer and director is 865 South Figueroa Street, Suite 1800, Los Angeles, California 90017. Each director and executive officer is a citizen of the United States of America unless otherwise specified therein.

     (xv) MEZZANINE LLC. The directors and executive officers of MEZZANINE LLC are set forth in clause (v) above which is hereby incorporated by this reference.

     (d) - (e) [Background]


     During the last five years, none of the Reporting Persons, nor, to the best of their knowledge, any of their respective executive officers, directors and general partners (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     On August 14, 2000, the TCW/Agreement Parties paid an aggregate $3,233,787 and acquired 3233.8 shares of Series E Convertible Preferred Stock of the Issuer ("Convertible Preferred Stock"), and 229.9 warrants exercisable for Convertible Preferred Stock (the "Equity Warrants"), pursuant to an Amended and Restated Purchase Agreement (the "Purchase Agreement"), dated August 14, 2000, by and among the TCW/Agreement Parties, the Issuer, and the other certain unaffiliated parties named therein. (See Item 7). The source of the funds used to acquire such Convertible Preferred Stock and Equity Warrants was the respective working capital of each of the TCW/Agreement Parties.

     On August 14, 2000, the TCW/Agreement Parties also entered into an Amended and Restated Senior Subordinated Loan Agreement (the "Loan Agreement"), dated August 14, 2000, by and between the TCW/Agreement Parties, the Issuer, and the other certain unaffiliated parties named therein. In connection with the Loan Agreement, the Issuer and the TCW/Agreement Parties entered into a TCW/Crescent Warrant Agreement, dated as of August 14, 2000 (the "Warrant Agreement"), pursuant to which the TCW/Agreement Parties acquired an aggregate additional 3790.8 warrants exercisable for Convertible Preferred Stock (the "Debt Warrants," and together with the Equity Warrants, the "Warrants"). The source of the funds used to fund the financing obligations of the TCW/Agreement Parties under the Loan Agreement and thus to acquire such Debt Warrants, in the amount of $26,379,993 in the aggregate, was the respective working capital of each of the TCW/Agreement Parties. Subject to adjustment, one Debt Warrant was issued for each $6958.95 in loaned funds.

     Each share of Convertible Preferred Stock is convertible into the number of shares of Common Stock obtained by dividing (1) the sum of (a) $1,000 and (b) any accrued and unpaid dividends by (2) $2.50 (the "Conversion Price"), or initially, 400 shares. The Conversion Price is subject to adjustment pursuant to the terms of the Convertible Preferred Stock.

     On August 14, 2000, immediately following the closing of the Purchase Agreement, the Loan Agreement, and the Warrant Agreement, the TCW/Agreement Parties exercised each of the 4020.7 Warrants and acquired 4020.7 additional shares of Convertible Preferred Stock. The Equity Warrants were exercised for Convertible Preferred Stock at an exercise price of $.01 per share, which was deemed paid by virtue of the investment in the Issuer by the TCW/Agreement Parties pursuant to the Purchase Agreement. The Debt Warrants were exercised for Convertible Preferred Stock at an exercise price of $.01 per share, which was deemed paid by virtue of the loans made to the Issuer by the TCW/Agreement Parties pursuant to the Purchase Agreement.

     Pursuant to the terms of the Loan Agreement and Warrant Agreement referenced in Item 3, the TCW/Agreement Parties will acquire additional warrants exercisable for Convertible Preferred Stock of the issuer if the TCW/Agreement Parties elect to make additional loans under the Loan Agreement. The opportunity to make the loans is subject to other conditions in the Loan Agreement.

     A copy of the Purchase Agreement, the Loan Agreement and the Warrant Agreement are filed as exhibits hereto and are incorporated by this reference. The summary of these agreements and documents and the agreements and documents referred to elsewhere in this statement and incorporated herein by reference are not intended to be complete and are qualified in their entirety by reference to the detailed provisions of such agreements and documents.

ITEM 4.  PURPOSE OF TRANSACTION

     The TCW/Agreement Parties have obtained their respective pecuniary interests (if any) in the Issuer as an investment and have no current plans to convert their shares of Convertible Preferred Stock (although they retain all rights to do so) nor to make additional loans at this time. The other Reporting Persons are not parties to the Loan Agreement or the Warrant Agreement and have no plans or proposals which relate to or would result in any change in the present board of directors or management of the Issuer.

     Except as set forth elsewhere in this Schedule 13D, none of the Reporting Persons has made any proposals or entered into any agreements which would be related to or would result in any of the matters described in Items 4(a) - (j) of Schedule 13D; however, as part of their ongoing review of investment alternatives, the Reporting Persons may consider such matters in the future and, subject to applicable laws, may formulate a plan with respect to such matters subject to applicable law.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (A) AGGREGATE AMOUNT BENEFICIALLY OWNED AND PERCENT OF CLASS:

     The Reporting Persons own no shares of Common Stock. The following table sets forth the number of shares of Common Stock into which the Convertible Preferred Stock owned by the Reporting Persons is convertible. Upon conversion of all of their Convertible Preferred Stock, the Reporting Persons would share or may be deemed to share voting and dispositive power with respect to those common shares beneficially owned by each such Reporting Person as reflected on the following table. Except as set forth in this Item 5(a), no other persons required to be identified in this statement who are not Reporting Persons are deemed to hold sole or shared voting or dispositive power with respect to any Common Stock or Convertible Preferred Stock of the Issuer.

                               TABLE OF OWNERSHIP

                                      NO. OF          SHARES UNDERLYING           NO. OF SHARES              PERCENTAGE
                                   SHARES OWNED     DERIVATIVE SECURITIES       THAT MAY BE DEEMED        THAT MAY BE DEEMED
   REPORTING PERSON                  OF RECORD         OWNED OF RECORD          BENEFICIALLY OWNED*       BENEFICIALLY OWNED
   ----------------                ------------     ---------------------       ------------------        ------------------
TCW/AGREEMENT PARTIES
---------------------
MEZZANINE II                             0                1,868,255                  1,868,255                  8.4%
MEZZANINE TRUST II                       0                  452,865                    452,865                  2.0%
LINC                                     0                  193,555                    193,555                  0.9%
LINC II                                  0                  193,555                    193,555                  0.9%
LINC IV                                  0                  193,555                    193,555                  0.9%

TCW ENTITIES
------------
Robert A. Day                            0                    0                        580,665                  2.7%
TCWG                                     0                    0                        580,665                  2.7%
TIMCO                                    0                    0                        387,110                  1.8%
TAMCO                                    0                    0                        193,555                  0.9%
MEZZANINE II LLC                         0                    0                      2,321,120                 10.4%
Advisers Bermuda                         0                    0                        387,110                  1.8%
CM II                                    0                    0                      2,321,120                 10.4%
TCWLINC II                               0                    0                        193,555                  0.9%
TCWLINC IV                               0                    0                        193,555                  0.9%
MEZZANINE LLC                            0                    0                      2,321,120                 10.4%

TOTAL:                                   0                2,901,785

*represents the number of shares of Convertible Preferred Stock held, multiplied by 400, the Initial Conversion Rate.

     The TCW/Agreement Parties may be deemed to be part of a "group" for purposes of Regulation 13D-G promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), by virtue of the Stockholders Agreement. The Stockholders Agreement includes no agreement with respect to voting or disposing of securities of the Issuer, except to the extent certain rights of first refusal, drag along or tag along rights may be deemed to be such an agreement. To that extent, each of the TCW/Agreement Parties may be deemed under Rule 13d-5(b) to have beneficial ownership, for purposes of Section 13(g) and 13(d) of the Exchange Act, of all of the equity securities of the Issuer beneficially owned by the other TCW/Agreement Parties (as reflected above), as well as the other parties to the Stockholders Agreement, which holdings are reflected, to the best knowledge of the Reporting Persons, on the
Schedule 13D/A filed by GTCR Fund VII, L.P. et al. on August 21, 2000 (the "GTCR 13D/A"), as the same may be from time to time be amended. Each of the TCW Parties disclaims any other beneficial ownership of shares held by these unrelated parties (the "Agreement Unrelated Parties"). The filing of this Statement shall not be construed as an admission, for the purposes of Sections 13(g) and 13(d) and Regulation 13D-G of the Exchange Act nor for any other purpose or under any other provision of the Exchange Act, the rules promulgated thereunder or any other law, that any of the other Reporting Persons is the beneficial owner of any securities owned of record or beneficially by any Agreement Unrelated Party.

     Further, because of control incidents, investment advisory relationships or similar factors, the Reporting Persons (i.e., TCW/Agreement parties and other TCW Parties) may be deemed to be part of a group. To that extent, they may be deemed to beneficially own an aggregate of 2,901,785 shares of Common Stock, or approximately 13.0% of the outstanding shares of Common Stock, in the aggregate, held by all of them. Each of the other Reporting Persons disclaims beneficial ownership of shares held by the TCW/Agreement Parties, and each of the TCW/Agreement Parties disclaims beneficial ownership of shares held by other TCW/Agreement Parties, except as described below. The filing of this Statement shall not be construed as an admission to the contrary for the purposes of Sections 13(g) and 13(d) and Regulation 13D-G of the Exchange Act nor for any other purpose or under any other provision of the Exchange Act or the rules promulgated thereunder or any other law.

     Mr. Day, as the Chairman of the Board and Chief Executive Officer of TCWG, may be deemed to control TCWG, although he disclaims beneficial ownership of any securities owned by the Reporting Persons and the filing of this Statement shall not be construed as an admission that he is the beneficial owner of any securities covered by this Statement.

     TCWG, as the parent corporation of TIMCO, TAMCO and Advisers Bermuda, may be deemed to control each of TIMCO, TAMCO and Advisers Bermuda, although TCWG disclaims beneficial ownership of any securities reported herein and the filing of this Statement shall not be construed as an admission that such entity is the beneficial owner of any securities covered by this Statement.

     TIMCO, as investment advisor of LINC and LINC II, has discretionary authority in respect of the assets of each of LINC and LINC II including the power to vote and dispose of the Issuer's securities held of record by each such entity as reported herein. Except to that extent and in that capacity, TIMCO disclaims beneficial ownership of the securities reported herein, and the filing of this Statement shall not be construed as an admission to the contrary.

     TAMCO, as investment advisor of LINC IV, has discretionary authority in respect of the assets of LINC IV including the power to vote and dispose of the Issuer's securities held of record by LINC IV as reported herein. Except to that extent and in that capacity, TAMCO disclaims beneficial ownership of the securities reported herein, and the filing of this Statement shall not be construed as an admission to the contrary.

     MEZZANINE II LLC, as investment advisor of MEZZANINE II and MEZZANINE TRUST II, has discretionary authority in respect of the assets of MEZZANINE II and MEZZANINE TRUST II including the power to vote and dispose of the Issuer's securities held of record by each such entity as reported herein. Except to that extent and in that capacity, MEZZANINE II LLC disclaims beneficial ownership of the securities reported herein, and the filing of this Statement shall not be construed as an admission to the contrary.

     MEZZANINE LLC, as managing owner of MEZZANINE II LLC and general partner of CM II, also has discretionary authority in respect of the assets of MEZZANINE II and MEZZANINE TRUST II including the power to vote and dispose of the Issuer's securities held of record by each such entity as reported herein. Except to that extent and in that capacity, MEZZANINE LLC disclaims beneficial ownership of the securities reported herein, and the filing of this Statement shall not be construed as an admission to the contrary.

     Advisers Bermuda, as general partner of LINC and TCWLINC II and investment advisor of TCWLINC II, also has discretionary authority and shares control over the assets of each of LINC and LINC II including the power to vote and dispose of the Issuer's securities held of record by such entity as reported herein. Advisers Bermuda disclaims beneficial ownership of the securities owned by Reporting Persons other than LINC or LINC II, and the filing of this Statement shall not be construed as an admission that Advisers Bermuda is the beneficial owner of any such securities covered by this Statement.

     CM II, as general partner of MEZZANINE II and MEZZANINE TRUST II, has discretionary authority in respect of the assets of MEZZANINE II and MEZZANINE TRUST II including the power to vote and dispose of the Issuer's securities held of record by each such entity as reported herein. Except to that extent and in that capacity, CM II disclaims beneficial ownership of the securities Stock reported herein, and the filing of this Statement shall not be construed as an admission to the contrary.

     TCWLINC II, as general partner of LINC II, has discretionary authority and shares control over the assets of LINC II including the power to vote and dispose of the Issuer's securities held of record by such entity as reported herein. Except to that extent and in that capacity, TCWLINC II disclaims beneficial ownership of the securities reported herein, and the filing of this Statement shall not be construed as an admission to the contrary.

     TCWLINC IV, as general partner of LINC IV, has discretionary authority and shares control over the assets of LINC IV including the power to vote and dispose of the Issuer's securities held of record by such entity as reported herein. Except to that extent and in that capacity, TCWLINC IV disclaims beneficial ownership of the securities reported herein, and the filing of this Statement shall not be construed as an admission to the contrary.

     MEZZANINE LLC, as the managing owner of MEZZANINE II LLC, has discretionary authority and shares control over the assets of MEZZANINE II LLC including the power to vote and dispose of the Issuer's securities held of record by such entity as reported herein. Except to that extent and in that capacity, MEZZANINE LLC disclaims beneficial ownership of the securities reported herein, and the filing of this Statement shall not be construed as an admission to the contrary.

     Except as noted above, each of the TCW/Agreement Parties disclaims beneficial ownership of any securities held by Reporting Persons but not directly owned by the applicable TCW/Agreement Party as reported herein, and the filing of this Statement shall not be construed as an admission to the contrary.

     (B) NUMBER OF SHARES OF COMMON STOCK AS TO WHICH REPORTING PERSONS HOLD OR SHARE VOTING/DISPOSITIVE POWER ON AN AS IF CONVERTED BASIS:

     Reference is made to Items 7-10 of the cover pages of this statement for each Reporting Person. To the best knowledge of the Reporting Persons, except as set forth in Item 5(a), no other person required to be identified in this statement who is not a Reporting Person is deemed to hold sole or shared voting or dispositive power with respect to securities of the Issuer, or the right to acquire shares of Common Stock of the Issuer.

     (C)  TRANSACTIONS IN THE PREVIOUS 60 DAYS:

     Except as set forth in this statement, none of the Reporting Persons or, to the best knowledge of such persons, the other persons required to be identified in this statement who are not Reporting Persons, has effected any transaction in the Common Stock, Warrants or Convertible Preferred Stock of the Issuer during the past 60 days.

     (D) ANY OTHER PERSON KNOWN TO HAVE THE RIGHT TO RECEIVE OR THE POWER TO DIRECT DIVIDENDS OR SALE PROCEEDS

     No person other than the applicable Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock reported as being beneficially owned (or deemed so owned) by such Reporting Persons.

     (E) DATE ON WHICH THE REPORTING PERSON CEASED TO BE A BENEFICIAL OWNER OF MORE THAN FIVE PERCENT OF THE CLASS OF SECURITIES:

     Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENT, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     The Issuer, the GTCR Entities and the TCW/Agreement Parties have entered into an Amended and Restated Registration Agreement, dated as of August 14, 2000 (the "Restated Registration Agreement"), pursuant to which the non-Issuer parties thereto have the right in certain circumstances to require the Issuer to register their shares of Common Stock for resale under the Securities Act of 1933. Except in limited circumstances, the Issuer is obligated to pay all expenses in connection with such registration. A copy of the Restated Registration Agreement is filed as an exhibit hereto and is incorporated herein by reference.

     On August 14, 2000, the GTCR Entities, the TCW/Agreement Parties and the Issuer entered into the Stockholders Agreement, which is filed as an exhibit hereto and is incorporated by reference. The Stockholders Agreement contains certain rights, including pre-emptive rights, rights pursuant to which non-Issuer parties to the Stockholders Agreement may request participation in sales of the Issuer's securities by other non-Issuer parties, and rights of certain non-Issuer parties to compel participation of other non-Issuer parties in a sale of the Issuer. A copy of the Stockholders Agreement is filed as an exhibit hereto and is incorporated herein by reference.

     Except as set forth in this statement, to the best knowledge of the Reporting Persons, no contracts, arrangements, understandings or relationships (legal or otherwise) exist among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

EXHIBIT 1:        Joint Filing Statement.

EXHIBIT 2:        TCW/Crescent Warrant Agreement, dated as of August 14,
                  2000, between TCW/Crescent Mezzanine Partners II, L.P., TCW/Crescent Mezzanine Trust II, TCW Leveraged Income Trust, L.P., TCW Leveraged Income Trust II, L.P., TCW Leveraged Income Trust IV, L.P. and Synagro Technologies, Inc.

EXHIBIT 3: Power of Attorney, dated as of May 9, 2000, from Robert A. Day to Linda D. Barker. Filed as Exhibit 99.3 to the Schedule 13D for Cox Radio, Inc. filed by The TCW Group, Inc. et al. on May 10, 2000.

EXHIBIT 4: Amended and Restated Purchase Agreement, dated as of August 14, 2000, among GTCR Fund VII, L.P., GTCR Co-Invest Fund, L.P., TCW/Crescent Mezzanine Partners II, L.P., TCW/Crescent Mezzanine Trust II, TCW Leveraged Income Trust, L.P., TCW Leveraged Income Trust II, L.P., TCW Leveraged Income Trust IV, L.P. and Synagro Technologies, Inc. Filed as Exhibit 9 to the GTCR 13D/A filed on August 21, 2000.

EXHIBIT 5: Amended and Restated Senior Subordinated Loan Agreement, dated as of August 14, 2000, among GTCR Capital Partners, L.P., TCW/Crescent Mezzanine Partners II, L.P., TCW/Crescent Mezzanine Trust II, TCW Leveraged Income Trust, L.P., TCW Leveraged Income Trust II, L.P., TCW Leveraged Income Trust IV, L.P. and Synagro Technologies, Inc. Filed as Exhibit 10 to the GTCR 13D/A filed on August 21, 2000.

EXHIBIT 6: Amended and Restated Registration Agreement, dated as of August 14, 2000, among GTCR Fund VII, L.P., GTCR Co-Invest Fund, L.P., GTCR Capital Partners, L.P., TCW/Crescent Mezzanine Partners II, L.P., TCW/Crescent Mezzanine Trust II, TCW Leveraged Income Trust, L.P., TCW Leveraged Income

                  Trust II, L.P., TCW Leveraged Income Trust IV, L.P. and Synagro Technologies, Inc. Filed as Exhibit 12 to the GTCR 13D/A filed on August 21, 2000.

EXHIBIT 7: Stockholders Agreement, dated as of August 14, 2000, among GTCR Fund VII, L.P., GTCR Co-Invest Fund, L.P., GTCR Capital Partners, L.P., TCW/Crescent Mezzanine Partners II, L.P., TCW/Crescent Mezzanine Trust II, TCW Leveraged Income Trust, L.P., TCW Leveraged Income Trust II, L.P., TCW Leveraged Income Trust IV, L.P. and Synagro Technologies, Inc. Filed as
                  Exhibit 13 to the GTCR 13D/A filed on August 21, 2000.

                                  SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

                                       August 23, 2000

                                       THE TCW GROUP, INC.


                                       By: /s/ LINDA D. BARKER
                                           -------------------------------------
                                       Name: Linda D. Barker
                                       Title:  Authorized Signatory


                                       ROBERT A. DAY


                                       By: /s/  LINDA D. BARKER
                                           -------------------------------------
                                       Name: Linda D. Barker
                                       Under Power of Attorney filed herewith
                                       As Exhibit 3.


                                       TCW INVESTMENT MANAGEMENT COMPANY


                                       By: /s/  LINDA D. BARKER
                                           -------------------------------------
                                       Name: Linda D. Barker
                                       Title: Vice President


                                       TCW ASSET MANAGEMENT COMPANY


                                       By: /s/  LINDA D. BARKER
                                           -------------------------------------
                                       Name: Linda D. Barker
                                       Title: Vice President

                                       TCW/CRESENT MEZZANINE II, LLC

                                       By:  TCW/CRESCENT MEZZANINE, LLC,
                                             its Managing Owner

                                             By: /s/  LINDA D. BARKER
                                                 -------------------------------
                                             Name:  Linda D. Barker
                                             Title:  Vice President



                                       TCW/CRESCENT MEZZANINE PARTNERS II, L.P.

                                       By:  TCW/CRESCENT MEZZANINE II, L.P.,
                                             its General Partner

                                       By:  TCW/CRESCENT MEZZANINE, LLC,
                                             its General Partner

                                             By: /s/  LINDA D. BARKER
                                                 -------------------------------
                                             Name:  Linda D. Barker
                                             Title:  Vice President



                                       TCW/CRESCENT MEZZANINE TRUST II

                                       By:  TCW/CRESCENT MEZZANINE II, L.P.,
                                             as Managing Owner

                                       By:  TCW/CRESCENT MEZZANINE, LLC,
                                             as General Partner

                                             By: /s/  LINDA D. BARKER
                                                 -------------------------------
                                             Name:  Linda D. Barker
                                             Title:  Vice President

                                       TCW LEVERAGED INCOME TRUST, L.P.

                                       By:  TCW ADVISERS (BERMUDA) LTD.,
                                             its General Partner

                                             By: /s/  LINDA D. BARKER
                                                 -------------------------------
                                             Name:  Linda D. Barker
                                             Title:  Assistant Secretary



                                       TCW LEVERAGED INCOME TRUST II, L.P.

                                       By:  TCW (LINC II), L.P.,
                                             its General Partner

                                       By:  TCW ADVISERS (BERMUDA) LTD.,
                                             its General Partner

                                             By: /s/  LINDA D. BARKER
                                                 -------------------------------
                                             Name:  Linda D. Barker
                                             Title:  Assistant Secretary


                                       TCW LEVERAGED INCOME TRUST IV, L.P.

                                       By: TCW (LINC IV), LLC,
                                            its General Partner

                                       By:  TCW Asset Management Company,
                                             its Managing Member

                                             By: /s/  LINDA D. BARKER
                                                 -------------------------------
                                             Name:  Linda D. Barker
                                             Title:  Vice President

                                       TCW ADVISERS (BERMUDA) LTD.

                                             By: /s/  LINDA D. BARKER
                                                 -------------------------------
                                             Name:  Linda D. Barker
                                             Title:  Assistant Secretary


                                       TCW/CRESCENT MEZZANINE II, L.P.

                                       By:  TCW CRESCENT MEZZANINE, LLC,
                                             its Managing Owner

                                             By: /s/  LINDA D. BARKER
                                                 -------------------------------
                                             Name:  Linda D. Barker
                                             Title:  Vice President


                                       TCW (LINC II) L.P.

                                       By:  TCW Advisers (Bermuda) Ltd.,
                                             Its General Partner

                                             By: /s/  LINDA D. BARKER
                                                 -------------------------------
                                             Name:  Linda D. Barker
                                             Title:  Assistant Secretary


                                       TCW (LINC IV), LLC

                                       By:  TCW ASSET MANAGEMENT COMPANY,
                                             its Managing Member

                                             By: /s/  LINDA D. BARKER
                                                 -------------------------------
                                             Name:  Linda D. Barker
                                             Title:  Vice President

                                       TCW CRESCENT MEZZANINE, LLC

                                       By: /s/  LINDA D. BARKER
                                       -----------------------------------------
                                       Name: Linda D. Barker
                                       Title:   Vice President

                                   SCHEDULE I

                    BOARD OF DIRECTORS OF THE TCW GROUP, INC.

All of the following individuals are directors of The TCW Group, Inc. Each director is a citizen of the United States of America unless otherwise indicated below:

MARK L. ATTANASIO
11100 Santa Monica Blvd., Suite 2000
Los Angeles, CA 90025

ROBERT A. DAY
Chairman of the Board, Chairman and Chief Executive Officer
Trust Company of the West
865 South Figueroa St., Suite 1800
Los Angeles, CA 90017

DAMON P. DE LASZLO, ESQ.
Managing Director of Harwin Engineers S.A., Chairman & D.P.
Advisers Holdings Limited
Byron's Chambers
A2 Albany, Piccadilly
London W1V 9RD - England
(Citizen of United Kingdom)

WILLIAM C. EDWARDS
Partner
Bryan & Edwards
3000 Sand Hill Road, Suite 190
Menlo Park, CA 94025

ERNEST O. ELLISON
Vice Chairman
Trust Company of the West
865 South Figueroa St., Suite 1800
Los Angeles, California 90017

RICHARD N. FOSTER
McKinsey & Company Inc.
55 E. 52nd Street, 21st Floor
New York, NY 10022

CARLA A. HILLS
1200 19th Street, N.W., Suite 201
Washington, DC 20036

DR. HENRY A. KISSINGER

Chairman
Kissinger Associates, Inc.
350 Park Ave., 26th Floor
New York, NY 10022

THOMAS E. LARKIN, JR.
President Trust Company of the West
865 South Figueroa St., Suite 1800
Los Angeles, CA 90017

KENNETH L. LAY
Enron Corp.
1400 Smith Street
Houston, TX 77002-7369

MICHAEL T. MASIN, ESQ.
Vice Chairman
GTE Corporation
One Stamford Forum
Stamford, CT 06904

EDFRED L. SHANNON, JR.
Investor/Rancher
1000 S. Fremont Ave.
Alhambra, CA 91804

ROBERT G. SIMS
Private Investor
11770 Bernardo Plaza Court, Suite 108
San Diego, CA 92128

MARC I. STERN
President
The TCW Group, Inc.
865 South Figueroa St., Suite 1800
Los Angeles, CA 90017

YASUYUKI TAYAMA
Managing Director
The Yusad Fire and Marine Insurance Company, Limited
26-1, Nishi-Shinjuku
Shinjuku-Ku, Toyko, 112-0014 Japan
(Citizen of Japan)

JAMES R. UKROPINA
O'Melveny & Myers LLP
400 South Hope Street, 15th Floor
Los Angeles, CA 90071

                                   SCHEDULE II

               BOARD OF DIRECTORS OF TCW ASSET MANAGEMENT COMPANY

All of the following individuals are directors of TCW Asset Management Company. Each director is a citizen of the United States of America unless otherwise indicated below:


ALVIN R. ALBE, JR.

MARK L. ATTANASIO

PHILIP A. BARACH

JAVIER W. BAZ

ROBERT D. BEYER

GLEN E. BICKERSTAFF

MICHAEL E. CAHILL

ARTHUR R. CARLSON

ROBERT A. DAY, Chairman

GERARD B. FINNERAN

PENELOPE D. FOLEY

DOUGLAS S. FOREMAN

NICOLA F. GALLUCCIO

MARK W. GIBELLO

JEFFREY E. GUNDLACH

RAYMOND F. HENZE, III

THOMAS E. LARKIN, JR.

STEPHEN  MCDONALD

JEFFREY V. PETERSON

WILLIAM C. SONNEBORN

KOMAL S. SRI-KUMAR